TOTAL NUMBER OF PAGES
                                                        INCLUDED IN THIS ANNUAL
                                                        REPORT IS 27.






                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                                   FORM 11-K




[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934(FEE REQUIRED)

For the fiscal year ended December 31, 1994
                          -----------------

                                      OR

[   ]    TRANSITION REPORT PURSUANT TO 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934(NO FEE REQUIRED)

For the transition period from _______________ to _______________

                      Commission file number 33-32465
                                             --------

           BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
           -----------------------------------------------------
                          (Full title of the plan)

                        BERGEN BRUNSWIG CORPORATION
                        ---------------------------
        (Name of issuer of the securities held pursuant to the plan)

4000 Metropolitan Drive, Orange, California                        92668-3510
- -------------------------------------------                       -----------
(Address of principal executive offices of                         (Zip code)
 issuer of securities)

             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
             =====================================================

                                     INDEX
                                     -----

                                                                     PAGE NO.
                                                                     --------

INDEPENDENT AUDITORS' REPORT                                            3

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Plan
     Benefits at December 31, 1994 and 1993                             5

     Statements of Changes in Net Assets Available
     for Plan Benefits for the Years Ended
     December 31, 1994, 1993 and 1992                                   7

     Notes to Financial Statements                                     10


SUPPLEMENTAL SCHEDULES:

     1.   Item 27a - Schedule of Assets Held for
             Investment Purposes at December 31, 1994                  18

     2.   Item 27d - Schedule of Reportable Transactions
             for the year ended December 31, 1994                      23




                          SUPPLEMENTAL SCHEDULES OMITTED
                          ------------------------------

Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.


SIGNATURE                                                              24

INDEPENDENT AUDITORS' CONSENT                                          25

INDEPENDENT AUDITORS' REPORT


Bergen Brunswig Pre-Tax Investment
     Retirement Account:


We have audited the accompanying statements of net assets available for plan benefits of Bergen Brunswig Pre-Tax Investment Retirement Account (the Plan) at December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for plan benefits and changes in net assets available for plan benefits of the individual funds and is not a required part of the basic financial statements. Also, the accompanying supplemental schedules of (1) Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1994, and (2) Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
Costa Mesa, California
June 19, 1995

                                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                          -----------------------------------------------------

                                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                            AT DECEMBER 31, 1994
                                                     SUPPLEMENTAL INFORMATION BY FUND
                               -------------------------------------------------------------------------------
                                                                                      MERRILL
                                 BERGEN       FIDELITY                                 LYNCH        MERRILL
                                BRUNSWIG      MAGELLAN       GEORGE       COMPANY      GLOBAL        LYNCH
                                  FIXED      DIVERSIFIED     PUTNAM        STOCK     ALLOCATION   EQUITY INDEX
                                  FUND       EQUITY FUND      FUND         FUND      FUND, INC.      TRUST
                               -----------   -----------   ----------   ----------   ----------   ------------
ASSETS:
  Investments                  $30,050,462   $26,637,707   $7,648,841   $9,279,647   $1,497,557     $178,255
  Interfund transfers
    receivable                           -        10,453        2,450        3,591        1,244          294
  Contributions receivable               -       105,313       28,979       31,288       17,589        3,019
  Interest and dividend
    income receivable                    -         2,745          655          942          350           71
                               -----------   -----------   ----------   ----------   ----------   ------------
       TOTAL  ASSETS            30,050,462    26,756,218    7,680,925    9,315,468    1,516,740      181,639
                               -----------   -----------   ----------   ----------   ----------   ------------
LIABILITIES:
  Interfund transfers
    payable                              -             -            -            -            -            -
                               -----------   -----------   ----------   ----------   ----------   ------------
       TOTAL LIABILITIES                 -             -            -            -            -            -
                               -----------   -----------   ----------   ----------   ----------   ------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS            $30,050,462   $26,756,218   $7,680,925   $9,315,468   $1,516,740     $181,639
                               ===========   ===========   ==========   ==========   ==========   ============

See accompanying notes to financial statements.
- ----------------------------------------------------------------------------------------------------------------

                                                                      5

                                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                          -----------------------------------------------------

                                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                            AT DECEMBER 31, 1994
                                             SUPPLEMENTAL INFORMATION BY FUND
                               ------------------------------------------------------------

                                              MERRILL          MERRILL
                               MERRILL         LYNCH            LYNCH
                                LYNCH        CORPORATE        RETIREMENT
                               CAPITAL         BOND          PRESERVATION     PARTICIPANT
                              FUND, INC.     FUND, INC.         TRUST            LOANS              TOTAL
                              ----------    ------------    -------------     ------------      -------------
ASSETS:
  Investments                  $921,861       $800,648       $25,074,975       $6,859,207       $108,949,160
  Interfund transfers
    receivable                      563            841            16,710                -             36,146
  Contributions receivable       14,938          9,868           142,431                -            353,425
  Interest and dividend
    income receivable               187            218            11,991                -             17,159
                              ----------    ------------    -------------     ------------      -------------
       TOTAL  ASSETS            937,549        811,575        25,246,107        6,859,207        109,355,890
                              ----------    ------------    -------------     ------------      -------------

LIABILITIES:
  Interfund transfers
    payable                           -              -                 -           36,146             36,146
                              ----------    ------------    -------------     ------------      -------------
       TOTAL  LIABILITIES             -              -                 -           36,146             36,146
                              ----------    ------------    -------------     ------------      -------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS            $937,549       $811,575       $25,246,107       $6,823,061       $109,319,744
                              ==========    ============    =============     ============      =============

See accompanying notes to financial statements.
- ----------------------------------------------------------------------------------------------------------------

                                                                     5a

                                             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                             -----------------------------------------------------

                                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                              AT DECEMBER 31, 1993

                                                        SUPPLEMENTAL INFORMATION BY FUND
                               -------------------------------------------------------------------------------
                                            MASSACHUSETTS
                                               CAPITAL       FIDELITY
                                GUARANTEED   DEVELOPMENT     MAGELLAN       GEORGE       COMPANY
                                  INCOME     DIVERSIFIED    DIVERSIFIED     PUTNAM        STOCK    PARTICIPANT
                                   FUND      EQUITY FUND    EQUITY FUND      FUND         FUND        LOANS         TOTAL
                               -----------  -------------   -----------   ----------   ----------  -----------  ------------
ASSETS:
  Investments                  $57,090,302   $         -    $24,519,724   $7,525,010   $6,851,036   $4,998,689  $100,984,761
  Interfund transfers
    receivable                   2,096,842     1,771,107        296,759      390,429        7,543        1,558     4,564,238
  Contributions receivable         131,153             -        152,894      137,442       35,249            -       456,738
  Interest and dividend
    income receivable               37,156         1,311      1,403,185           42          271           13     1,441,978
                               -----------  -------------   -----------   ----------   ----------  -----------  ------------
       TOTAL  ASSETS            59,355,453     1,772,418     26,372,562    8,052,923    6,894,099    5,000,260   107,447,715
                               -----------  -------------   -----------   ----------   ----------  -----------  ------------

LIABILITIES:
  Interfund transfers
    payable                      2,321,915     1,744,646        308,345       50,152       99,167       40,013     4,564,238
  Accrued liabilities                    -        27,772      1,402,899            -            -           13     1,430,684
                               -----------  -------------   -----------   ----------   ----------  -----------  ------------
       TOTAL  LIABILITIES        2,321,915     1,772,418      1,711,244       50,152       99,167       40,026     5,994,922
                               -----------  -------------   -----------   ----------   ----------  -----------  ------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS            $57,033,538   $         -    $24,661,318   $8,002,771   $6,794,932   $4,960,234  $101,452,793
                               ===========  =============   ===========   ==========   ==========  ===========  ============

See accompanying notes to financial statements.
- ----------------------------------------------------------------------------------------------------------------------------

                                                                    6

                                               BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                               -----------------------------------------------------

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                                        SUPPLEMENTAL INFORMATION BY FUND
                                   ------------------------------------------------------------------------------
                                                                                          MERRILL
                                     BERGEN       FIDELITY                                 LYNCH       MERRILL
                                    BRUNSWIG      MAGELLAN       GEORGE       COMPANY      GLOBAL       LYNCH
                                      FIXED      DIVERSIFIED     PUTNAM        STOCK     ALLOCATION  EQUITY INDEX
                                      FUND       EQUITY FUND      FUND         FUND      FUND, INC.     TRUST
                                   -----------   -----------   ----------   ----------   ----------  ------------
ADDITIONS:
 Contributions:
    Participants                   $         -   $ 2,753,062   $  762,969   $  816,792   $  242,471    $ 59,189
    Employer                                 -       972,711      272,589      308,655       80,455      14,091
 Transfers of participant balances     298,869     5,285,004    1,500,784    1,533,878    1,663,118     118,412
 Interest income                     2,266,687       128,132       29,456      129,835       10,209       2,025
 Dividend income                             -     1,063,898      499,627      195,110       80,405           -
 Participant loans                           -             -            -            -            -           -
 Participant loan repayments                33       630,858      142,453      212,766       42,690      10,051
 Net increase in fair value
  of investments                       973,308             -            -    1,381,093            -       3,227
                                   -----------   -----------   ----------   ----------   ----------  ------------
       TOTAL ADDITIONS               3,538,897    10,833,665    3,207,878    4,578,129    2,119,348     206,995
                                   -----------   -----------   ----------   ----------   ----------  ------------

DEDUCTIONS:
 Withdrawals                         3,432,834     1,874,329      566,396      462,128      147,741         843
 Transfer of participant
  balances                           3,286,641     3,930,858    2,139,559    1,595,465      235,111      16,441
 Administrative expenses                     -             -            -            -            -           -
 Participant loans                   1,586,419     1,286,711      276,012            -       88,568       8,072
 Participant loan repayments                 -             -            -            -            -           -
 Net decrease in fair value
  of investments                             -     1,646,867      547,757            -      131,188           -
                                   -----------   -----------   ----------   ----------   ----------  ------------
       TOTAL DEDUCTIONS              8,305,894     8,738,765    3,529,724    2,057,593      602,608      25,356
                                   -----------   -----------   ----------   ----------   ----------  ------------

NET INCREASE (DECREASE)             (4,766,997)    2,094,900     (321,846)   2,520,536    1,516,740     181,639

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR      34,817,459    24,661,318    8,002,771    6,794,932            -           -
                                   -----------   -----------   ----------   ----------   ----------  ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR           $30,050,462   $26,756,218   $7,680,925   $9,315,468   $1,516,740    $181,639
                                   ===========   ===========   ==========   ==========   ==========  ============

See accompanying notes to financial statements.
- -----------------------------------------------------------------------------------------------------------------

                                                                         7

                                               BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                               -----------------------------------------------------

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                                    SUPPLEMENTAL INFORMATION BY FUND
                                     ----------------------------------------------------------
                                                    MERRILL         MERRILL
                                      MERRILL        LYNCH           LYNCH
                                       LYNCH       CORPORATE       RETIREMENT
                                      CAPITAL        BOND         PRESERVATION     PARTICIPANT
                                     FUND, INC.    FUND, INC.        TRUST            LOANS          TOTAL
                                     ----------    ----------     ------------     -----------    ------------
ADDITIONS:
 Contributions:
    Participants                      $171,141     $ 159,108      $ 3,890,760      $        -     $  8,855,492
    Employer                            55,332        55,106        1,418,937               -        3,177,876
 Transfers of participant balances     986,746       857,619        4,631,818               -       16,876,248
 Interest income                         5,668         7,297        1,584,572               -        4,163,881
 Dividend income                        74,595        37,251                -               -        1,950,886
 Participant loans                           -             -                -       4,391,798        4,391,798
 Participant loan repayments            22,934        42,014        1,006,028               -        2,109,827
 Net increase in fair value
  of investments                             -             -                -               -        2,357,628
                                     ---------     ---------      -----------      ----------     ------------
       TOTAL  ADDITIONS              1,316,416     1,158,395       12,532,115       4,391,798       43,883,636
                                     ---------     ---------      -----------      ----------     ------------

DEDUCTIONS:
 Withdrawals                           152,009       170,528        2,734,626         419,144        9,960,578
 Transfer of participant
  balances                             106,540        86,226        5,479,407               -       16,876,248
 Administrative expenses                     -             -          231,904               -          231,904
 Participant loans                      47,293        42,573        1,056,150               -        4,391,798
 Participant loan repayments                 -             -                -       2,109,827        2,109,827
 Net decrease in fair value
  of investments                        73,025        47,493                -               -        2,446,330
                                     ---------     ---------      -----------      ----------     ------------
       TOTAL  DEDUCTIONS               378,867       346,820        9,502,087       2,528,971       36,016,685
                                     ---------     ---------      -----------      ----------     ------------

NET INCREASE (DECREASE)                937,549       811,575        3,030,028       1,862,827        7,866,951

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR               -             -       22,216,079       4,960,234      101,452,793
                                     ---------     ---------      -----------      ----------     ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR              $937,549      $811,575      $25,246,107      $6,823,061     $109,319,744
                                     =========     =========      ===========      ==========     ============

See accompanying notes to financial statements.
- -----------------------------------------------------------------------------------------------------------------

                                                                7a

                                                    BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                    -----------------------------------------------------

                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                             FOR THE YEAR ENDED DECEMBER 31, 1993
                                                                SUPPLEMENTAL INFORMATION BY FUND
                                       -----------------------------------------------------------------------------
                                                     MASSACHUSETTS
                                                        CAPITAL      FIDELITY
                                        GUARANTEED    DEVELOPMENT    MAGELLAN      GEORGE      COMPANY
                                          INCOME      DIVERSIFIED   DIVERSIFIED    PUTNAM       STOCK    PARTICIPANT
                                           FUND       EQUITY FUND   EQUITY FUND     FUND        FUND        LOANS       TOTAL
                                       -----------   -------------  -----------  ----------  ----------  ----------  ------------
ADDITIONS:
 Contributions:
    Participants                       $ 4,112,956    $   141,133   $ 2,200,290  $  682,529  $  935,319  $        -   $ 8,072,227
    Employer                             1,455,101         56,072       792,049     246,289     353,432           -     2,902,943
 Transfers of participant balances       3,898,045          4,456    13,482,222   5,970,917   2,370,853     244,660    25,971,153
 Transfer from Durr benefit plans       27,895,561              -       221,671     147,780      73,890           -    28,338,902
 Transfer from T.C. Smith 401(k) Plan    3,236,686              -             -           -           -           -     3,236,686
 Rollover from  HDI 401(k) Plan             88,289              -             -           -           -           -        88,289
 Interest income                         3,340,015          8,699        81,726      15,565      49,613           -     3,495,618
 Dividend income                                 -          8,242     1,690,823     484,975     117,653           -     2,301,693
 Participant loans                               -              -             -           -           -   3,010,428     3,010,428
 Participant loan repayments               892,498         31,218       407,175      61,402     191,462           -     1,583,755
 Net increase in fair value
  of investments                                 -        232,126     1,848,889           -           -           -     2,081,015
                                       -----------   -------------  -----------  ----------  ----------  ----------  ------------
       TOTAL  ADDITIONS                 44,919,151        481,946    20,724,845   7,609,457   4,092,222   3,255,088    81,082,709
                                       -----------   -------------  -----------  ----------  ----------  ----------  ------------

DEDUCTIONS:
 Withdrawals                             3,201,581        101,594       618,428     208,294     307,583           -     4,437,480
 Transfer of participant
  balances                              16,795,965      2,579,216     5,151,839      87,251   1,194,816     162,066    25,971,153
 Administrative expenses                    41,121              -             -           -           -           -        41,121
 Participant loans                       2,038,165         47,345       817,209     107,709           -           -     3,010,428
 Participant loan repayments                     -              -             -           -           -   1,583,755     1,583,755
 Net decrease in fair value
  of investments                                 -              -             -      67,611     979,646           -     1,047,257
                                       -----------   -------------  -----------  ----------  ----------  ----------  ------------
       TOTAL DEDUCTIONS                 22,076,832      2,728,155     6,587,476     470,865   2,482,045   1,745,821    36,091,194
                                       -----------   -------------  -----------  ----------  ----------  ----------  ------------

NET INCREASE (DECREASE)                 22,842,319     (2,246,209)   14,137,369   7,138,592   1,610,177   1,509,267    44,991,515

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR          34,191,219      2,246,209    10,523,949     864,179   5,184,755   3,450,967    56,461,278
                                       -----------   -------------  -----------  ----------  ----------  ----------  ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR               $57,033,538    $         -   $24,661,318  $8,002,771  $6,794,932  $4,960,234  $101,452,793
                                       ===========   =============  ===========  ==========  ==========  ==========  ============

See accompanying notes to financial statements.
- ---------------------------------------------------------------------------------------------------------------------------------

                                                                           8

                                                 BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                 -----------------------------------------------------

                                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          FOR THE YEAR ENDED DECEMBER 31, 1992
                                                            SUPPLEMENTAL INFORMATION BY FUND
                                    ---------------------------------------------------------------------------
                                                 MASSACHUSETTS
                                                    CAPITAL     FIDELITY
                                     GUARANTEED   DEVELOPMENT   MAGELLAN      GEORGE      COMPANY
                                       INCOME     DIVERSIFIED  DIVERSIFIED    PUTNAM       STOCK    PARTICIPANT
                                        FUND      EQUITY FUND  EQUITY FUND     FUND        FUND        LOANS         TOTAL
                                    -----------  ------------- -----------   --------   ----------  -----------   -----------
ADDITIONS:
 Contributions:
    Participants                    $ 3,821,773    $  361,238  $ 1,512,154   $ 32,374   $  899,235   $        -   $ 6,626,774
    Employer                          1,621,630       128,726      682,291     24,523      388,038            -     2,845,208
 Transfers of participant balances    4,336,624        18,780    1,032,885    786,629      176,287            -     6,351,205
 Transfer from Bergen Brunswig
   Corporation Retirement Plan        4,861,763             -            -          -            -            -     4,861,763
 Transfer from Owens &
   Minor, Inc. benefit plan             950,427             -            -          -            -            -       950,427
 Interest income                      2,636,632        17,243       65,338      1,765       43,764            -     2,764,742
 Dividend income                              -        84,713    1,488,138     31,625       81,146            -     1,685,622
 Participant loans                            -             -            -          -            -    2,508,248     2,508,248
 Participant loan repayments            739,958        68,221      306,236      5,548      171,996            -     1,291,959
 Net increase in fair value
  of investments                              -        78,074            -          -      771,253            -       849,327
                                    -----------    ----------  -----------   --------   ----------   ----------   -----------
       TOTAL ADDITIONS               18,968,807       756,995    5,087,042    882,464    2,531,719    2,508,248    30,735,275
                                    -----------    ----------  -----------   --------   ----------   ----------   -----------

DEDUCTIONS:
 Withdrawals                          2,543,536       260,468      632,207     11,996      299,032       69,940     3,817,179
 Transfer of participant
  balances                            5,912,968       431,127            -         39            -        7,071     6,351,205
 Transfer to Commtron
  Corporation benefit plan            3,415,983       631,042    1,607,603          -      324,102      491,317     6,470,047
 Administrative expenses                 82,414             -            -          -            -            -        82,414
 Participant loans                    2,006,571       179,826      321,851          -            -            -     2,508,248
 Participant loan repayments                  -             -            -          -            -    1,291,959     1,291,959
 Net decrease in fair value
  of investments                              -             -      825,975      6,250            -            -       832,225
                                    -----------    ----------  -----------   --------   ----------   ----------   -----------
       TOTAL DEDUCTIONS              13,961,472     1,502,463    3,387,636     18,285      623,134    1,860,287    21,353,277
                                    -----------    ----------  -----------   --------   ----------   ----------   -----------

NET INCREASE (DECREASE)               5,007,335      (745,468)   1,699,406    864,179    1,908,585      647,961     9,381,998

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR       29,183,884     2,991,677    8,824,543          -    3,276,170    2,803,006    47,079,280
                                    -----------    ----------  -----------   --------   ----------   ----------   -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR            $34,191,219    $2,246,209  $10,523,949   $864,179   $5,184,755   $3,450,967   $56,461,278
                                    ===========    ==========  ===========   ========   ==========   ==========   ===========

See accompanying notes to financial statements.
- -----------------------------------------------------------------------------------------------------------------------------

                                                                       9

             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
             =====================================================

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
              ----------------------------------------------------

1.   PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

     The following brief description of the Bergen Brunswig Pre-Tax Investment Retirement Account ("Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     A.   General
          -------

          The Plan was established effective September 1, 1984. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Bergen Brunswig Corporation and its subsidiaries ("Employer") who have completed more than six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The accounting records of the Plan are maintained on the accrual basis.

     B.   Funding Policy
          --------------

          Participants are entitled to defer 1% to 15% of their pre-tax compensation through contributions to the Plan up to a maximum of $9,240 in 1994. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans. The Employer contributes $.50 for each $1.00 contributed by the participant, up to the participant's investment of 6% of the participant's salary. The Employer may also make an additional contribution to the Plan at the Employer's discretion. Expenses of the Plan up to the amount of forfeitures of Employer contributions determined at the last Plan valuation date are paid by the Plan. Expenses of the Plan in excess of Employer contribution forfeitures are paid directly by the Employer. For the years ended December 31, 1994, 1993 and 1992, expenses of $231,904, $41,121 and
          $82,414, respectively, were paid by forfeitures of Employer contributions.

     C.   Investments

          Upon joining the Plan, participants can elect to invest their accounts in the following options:

              1. Company Stock Fund (Bergen Brunswig Corporation Class A Common Stock);

              2. Fidelity Magellan Diversified Equity Fund (primarily equity securities);

              3.   George Putnam Fund (primarily debt and equity securities);

              4. Merrill Lynch Global Allocation Fund, Inc. (primarily United States and foreign equity, debt and money market securities);

              5. Merrill Lynch Equity Index Trust (primarily equity securities included in the Standard & Poors 500 Index);

              6. Merrill Lynch Capital Fund, Inc. (primarily equity, debt, convertible and money market securities);

              7. Merrill Lynch Corporate Bond Fund, Inc. - Investment Grade Portfolio (primarily high-grade taxable fixed income securities);

              8. Merrill Lynch Retirement Preservation Trust (primarily broadly diversified Guaranteed Investment Contracts, U.S. Government and U.S. government agency and money market securities).

          Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through The Merrill Lynch Participant Service Center.

          The Company Stock Fund, the Fidelity Magellan Diversified Equity Fund, the George Putnam Fund, the Merrill Lynch Global Allocation Fund, Inc., the Merrill Lynch Equity Index Trust, the Merrill Lynch Capital Fund, Inc. and the Merrill Lynch Corporate Bond Fund, Inc. are stated at fair value as determined by quoted market prices. The Merrill Lynch Retirement Preservation Trust is stated at cost, which approximates market value. The Bergen Brunswig Fixed Fund, formerly the Guaranteed Income Fund (see Note 4.), is stated at contract value which approximates market value. Investment transactions are recorded on a trade-date basis.

          Participants may borrow against a maximum of 50% of their interests in the Plan up to $50,000, except that participants may not borrow against their interest in the Company Stock Fund. Participants are entitled to hold two loans simultaneously, a short-term loan (1 to 5 years) and a long-term loan (5 to 15 years). The long-term loan applies only to the purchase of a participant's primary residence. Such loans are shown as separate investments of the Plan with interest rates ranging from 7.00% to 12.00%, and are stated at cost, which approximates market value.

          The number of participants in each fund was as follows:

                                                           December 31,
                                                         ------------------
                                                          1994       1993
                                                         ------     ------
          Bergen Brunswig Fixed Fund                      2,619          -
          Guaranteed Income Fund                              -      4,403
          Fidelity Magellan Diversified
             Equity Fund                                  2,139      2,070
          George Putnam Fund                                972        957
          Company Stock Fund                              1,509      1,530
          Merrill Lynch Global
             Allocation Fund, Inc.                          386          -
          Merrill Lynch Equity Index Trust                  117          -
          Merrill Lynch Capital Fund, Inc.                  297          -
          Merrill Lynch Corporate
             Bond Fund, Inc.                                289          -
          Merrill Lynch Retirement
             Preservation Trust                           2,810          -
          Participant Loans                               1,367      1,153

          The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.


     D.   Benefit Distribution
          --------------------

          A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who have attained age 59-1/2 or who suffer certain financial hardships and meet criteria established by the Internal Revenue Service. All participants not eligible for normal retirement vest in Employer contributions at 20% for each continuous plan year of participation. Participants who terminate employment prior to retirement receive the vested portion of their accounts in a lump sum distribution. Participants are 100% vested in their own contributions at all times.

     E.   Death and Disability Benefits
          -----------------------------

          Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

     F.   Plan Termination
          ----------------

          The Employer has the right at any time to declare the Plan terminated completely or as to any of the Employer's divisions, facilities or operational units.

          In the event that the Plan terminates, the accounts of all participants will become fully vested.

     G.   Benefits Payable
          ----------------

          In 1993, the Plan changed its method of accounting for benefits payable to participants to comply with the 1993 AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans." The new guidance requires that benefits payable to participants who have withdrawn from a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the plan. As of December 31, 1994 and 1993, net assets available for plan benefits included benefits of $631,218 and $1,412,810, respectively, due to participants who have withdrawn from the Plan.

     H.   Other
          -----

          Certain reclassifications have been made in the 1993 and 1992 financial statements and notes to conform to 1994 presentations.

2.   INCOME TAX STATUS

     The Plan is qualified under Section 401 of the Internal Revenue Code as exempt from Federal income taxes. Accordingly, Employer contributions and earnings realized by the Plan are not taxed to the participant until a distribution from the Plan is received. In addition, any shares of the Company Stock Fund distributed to a participant upon termination are taxed to the participant at the lower of cost or market measured as of the distribution date. The Plan obtained its latest determination letter on December 9, 1985, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and has requested a new determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


3.   CHANGE OF TRUSTEE AND ADMINISTRATOR

     Effective January 1, 1994, the Plan trustee and administrator were changed from Bankers Trust Company of New York and The Wyatt Company, respectively, to Merrill Lynch Trust Company of California.


4.   CHANGE IN INVESTMENT OPTIONS

     Except as noted in 5. below, no new Guaranteed Investment Contracts were added to the Bergen Brunswig Fixed Fund, formerly the Guaranteed Income Fund, during 1992, 1993 and 1994. The expiration of a Guaranteed Investment Contract ("GIC") with IDS Life Insurance Company and lower money market fund rates contributed to a decrease in the combined guaranteed interest rate from 8.98% to 8.21% per annum during 1992. Allocation of investments into a guaranteed investment contract pool which reflected current 3 to 5 year GIC yields contributed to a decrease in the combined guaranteed interest rate from 8.21% to 7.56% per annum in 1993. The surrender of Guaranteed Investment Contracts with Hartford Life Insurance Company, Integrity Life, IDS Life Insurance Company, Life of Virginia and Shearson Lehman Hutton/Federal Home Life contributed to a decrease in the combined guaranteed interest rate from 7.56% to 6.93% per annum in 1994.

     Effective July 1, 1992, the Plan was amended to entitle participants to defer 2% to 11% of their compensation through contributions to the Plan. During March 1994, the Plan was amended to entitle participants to defer 1% to 15% of their compensation through contributions to the Plan.

     Effective October 1, 1992, the George Putnam Fund was added as another investment option.

     On December 28, 1993, the Merrill Lynch Retirement Preservation Trust, a commingled fixed income pooled investment, was added to the Guaranteed Income Fund investment. During 1994, the Merrill Lynch Retirement Preservation Trust became a separate investment option and the Guaranteed Income Fund was renamed as the Bergen Brunswig Fixed Fund.

     Effective January 1, 1994, the Guaranteed Income Fund Investment was frozen with respect to any future contribution elections and incoming transfers of participant account balances. Future participant contributions previously elected to go into the Guaranteed Income Fund Investment were invested in the Merrill Lynch Retirement Preservation Trust as of January 1, 1994.


5.   OTHER

     Effective December 31, 1991, the Employer elected to terminate the Bergen Brunswig Retirement Plan ("Retirement Plan"). An option was given to Retirement Plan participants to transfer their accrued retirement benefit into the Plan after receiving a refund of their own contributions. During 1992, this option was exercised by 187 Retirement Plan participants and, as a result, an aggregate amount of $4,861,763 was transferred into the Guaranteed Income Fund investment of the Plan. A commingled Guaranteed Investment Contract pool with the Putnam Fiduciary Trust Company GIC Fund was established and designated as the investment for this transfer. This investment was frozen with respect to any future contribution elections. During December 1993, account balances in the Putnam Fiduciary Trust Company GIC Fund were transferred into the Merrill Lynch Retirement Preservation Trust.

     On February 28, 1992, the Employer acquired substantially all of the net assets and business of the pharmaceutical distribution segment of Owens & Minor, Inc. Employees of Owens & Minor, Inc. became eligible to participate in the Plan on March 1, 1992.

     On June 19, 1992, the Employer sold its 81%-owned subsidiary, Commtron Corporation, to Ingram Industries, Inc.

     On October 5, 1992, the Employer acquired substantially all of the outstanding shares of stock of Durr-Fillauer Medical, Inc. ("Durr"). Employees of Durr became eligible to participate in the Plan on April 1, 1993.

     On November 18, 1992, the Employer acquired all of the outstanding shares of stock of Dr. T.C. Smith Company ("T.C. Smith"). Employees of T.C. Smith became eligible to participate in the Plan on January 1, 1993.

     During 1992, the Employer elected to discontinue the Massachusetts Capital Development Diversified Equity Fund as of December 31, 1993. On January 1, 1993, this Fund was frozen with respect to any future contribution elections and incoming transfers of participant account balances. During 1993, certain participants directed their account balances to other investment options of the Plan. On December 31, 1993, the remaining account balances were transferred into the Merrill Lynch Retirement Preservation Trust.

     On January 29, 1993, the Employer acquired substantially all of the assets of Healthcare Distributors of Indiana, Inc. ("HDI"). Employees of HDI became eligible to participate in the Plan on April 1, 1993. Rollovers to the Plan from HDI's 401(k) Plan were made in 1993. As of June 19, 1995, the aggregate amount of rollovers from HDI's defined benefit plans has not been determined.

     On April 29, 1994, the Employer acquired all of the outstanding shares of stock of Southeastern Hospital Supply Corporation ("Southeastern"). Employees of Southeastern became eligible to participate in the Plan during May 1994. As of June 19, 1995, the aggregate amount of rollovers from Southeastern's benefit plan has not been determined.

6.   SUBSEQUENT EVENTS

     During January, March and June 1995, selected GICs with Life Insurance Company of the Southwest and Integrity Life in the Bergen Brunswig Fixed Fund were surrendered at contract value.

     On January 10, 1995, the Employer acquired all of the outstanding shares of stock of Biddle & Crowther ("B&C"). Employees of B&C became eligible to participate in the Plan during January 1995. As of June 19, 1995, the aggregate amount of rollovers from B&C's benefit plan has not been determined.

                                                                                    SUPPLEMENTAL SCHEDULE 1

                           BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                           -----------------------------------------------------

                        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            AT DECEMBER 31, 1994
- -----------------------------------------------------------------------------------------------------------
                                                    DESCRIPTION OF
             ASSET                                    INVESTMENT             MARKET              COST
- -----------------------------------------------------------------------------------------------------------
BERGEN BRUNSWIG FIXED FUND                             Schedule           $30,050,462         $30,050,462

FIDELITY MAGELLAN DIVERSIFIED EQUITY FUND              Schedule            26,637,707          28,062,388

GEORGE PUTNAM FUND                                     Schedule             7,648,841           8,139,719

COMPANY STOCK FUND                                     Schedule             9,279,647           8,283,143

MERRILL LYNCH GLOBAL ALLOCATION FUND, INC.             Schedule             1,497,557           1,620,230

MERRILL LYNCH EQUITY INDEX TRUST                       Schedule               178,255             175,248

MERRILL LYNCH CAPITAL FUND, INC.                       Schedule               921,861             990,356

MERRILL LYNCH CORPORATE BOND FUND, INC.                Schedule               800,648             844,674

MERRILL LYNCH RETIREMENT PRESERVATION TRUST            Schedule            25,074,975          25,074,975

PARTICIPANT LOANS                                      Schedule             6,859,207           6,859,207
                                                                         ------------        ------------

                 TOTAL INVESTMENTS                                       $108,949,160        $110,100,402
                                                                         ============        ============

                                                  18

                                                               SUPPLEMENTAL SCHEDULE 1 (DETAIL)

                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                       -----------------------------------------------------

                DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       AT DECEMBER 31, 1994

- -----------------------------------------------------------------------------------------------

   SHARES                     DESCRIPTION                            MARKET           COST
- -----------------------------------------------------------------------------------------------

               BERGEN BRUNSWIG FIXED FUND
               --------------------------

 11,917,306    MERRILL LYNCH RETIREMENT PRESERVATION TRUST        $ 11,917,306    $ 11,917,306

               PARTN IN GROUP ANNUITY CONTRACT
               #SP709398 WITH LIFE INSURANCE
               COMPANY OF THE SOUTHWEST
  1,442,947    6.75% 12/29/2002                                      1,442,947       1,442,947

               PARTN IN GROUP ANNUITY CONTRACT
               #2425051.71L WITH LIFE OF VIRGINIA
  3,385,910    6.65% 12/31/2037                                      3,385,910       3,385,910

               PARTN IN GROUP ANNUITY CONTRACT
               #I90390164 WITH SHEARSON/INTEGRITY LIFE
  1,292,077    6.00% 1/26/2039                                       1,292,077       1,292,077

               PARTN IN GROUP ANNUITY CONTRACT
               #I90390938 WITH INTEGRITY LIFE
  1,377,002    9.25% 1/26/2039                                       1,377,002       1,377,002

               PARTN IN GROUP ANNUITY CONTRACT
               #I90391310 WITH INTEGRITY LIFE
    688,477    6.00% 08/31/2038                                        688,477         688,477


                                                 19

                                                    SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED

                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                       -----------------------------------------------------

                DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       AT DECEMBER 31, 1994

- -----------------------------------------------------------------------------------------------

   SHARES                     DESCRIPTION                            MARKET           COST
- -----------------------------------------------------------------------------------------------


               PARTN IN GROUP ANNUITY CONTRACT
               WITH INTEGRITY LIFE (SPDA)
  2,890,190    #I90391602 9.25% 11/02/2038                           2,890,190       2,890,190

               PARTN IN GROUP ANNUITY CONTRACT
               #GA 8939 WITH HARTFORD LIFE INS. CO.
  4,327,935    9.25% 11/8/1995                                       4,327,935       4,327,935

               PARTN IN GROUP ANNUITY CONTRACT
               #I90391134 WITH INTEGRITY LIFE
  2,728,618    9.25% 06/29/2038                                      2,728,618       2,728,618
                                                                  ------------    ------------

                                                                  $ 30,050,462    $ 30,050,462
                                                                  ============    ============


               FIDELITY MAGELLAN DIVERSIFIED EQUITY FUND
               -----------------------------------------

    398,768    FIDELITY MAGELLAN FUND INC. COMMON                 $ 26,637,707    $ 28,062,388
                                                                  ============    ============


               GEORGE PUTNAM FUND
               ------------------

    592,474    GEORGE PUTNAM FUND OF BOSTON                       $  7,648,841    $  8,139,719
                                                                  ============    ============


                                                 20

                                                    SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED

                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                       -----------------------------------------------------

                DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       AT DECEMBER 31, 1994

- -----------------------------------------------------------------------------------------------

   SHARES                     DESCRIPTION                            MARKET           COST
- -----------------------------------------------------------------------------------------------

               COMPANY STOCK FUND
               ------------------

               BERGEN BRUNSWIG CORPORATION
    444,534    CLASS A COMMON STOCK                               $  9,279,647    $  8,283,143
                                                                  ============    ============



    122,449    MERRILL LYNCH ALLOCATION FUND CLASS A              $  1,497,557    $  1,620,230
               -------------------------------------              ============    ============



      6,101    MERRILL LYNCH EQUITY INDEX TRUST 1                 $    178,255    $    175,248
               ----------------------------------                 ============    ============



     35,870    MERRILL LYNCH CAPITAL FUND CLASS A                 $    921,861    $    990,356
               ----------------------------------                 ============    ============



               MERRILL LYNCH CORPORATE BOND
               ----------------------------
     75,533       INVESTMENT GRADE CLASS A                        $    800,648    $    844,674
                  ------------------------                        ============    ============



 25,074,975    MERRILL LYNCH RETIREMENT PRESERVATION TRUST        $ 25,074,975    $ 25,074,975
               -------------------------------------------        ============    ============


                                                 21

                                                    SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED

                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                       -----------------------------------------------------

                DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       AT DECEMBER 31, 1994

- -----------------------------------------------------------------------------------------------

   SHARES                     DESCRIPTION                            MARKET           COST
- -----------------------------------------------------------------------------------------------

          PARTICIPANT LOANS
          -----------------

          PROMISSORY NOTES
          VARIOUS DUE DATES:

          AT 12.00% INTEREST                                      $      3,376    $      3,376
          AT 11.50% INTEREST                                             9,538           9,538
          AT 11.00% INTEREST                                            53,310          53,310
          AT 10.50% INTEREST                                            28,174          28,174
          AT 10.00% INTEREST                                            65,776          65,776
          AT  9.50% INTEREST                                           272,688         272,688
          AT  9.00% INTEREST                                            47,017          47,017
          AT  8.75% INTEREST                                           879,019         879,019
          AT  8.50% INTEREST                                            25,594          25,594
          AT  8.40% INTEREST                                             6,484           6,484
          AT  8.25% INTEREST                                         1,142,847       1,142,847
          AT  8.15% INTEREST                                            10,240          10,240
          AT  7.75% INTEREST                                           305,296         305,296
          AT  7.50% INTEREST                                           353,276         353,276
          AT  7.25% INTEREST                                           708,872         708,872
          AT  7.00% INTEREST                                         2,947,700       2,947,700
                                                                  ------------    ------------

                                                                  $  6,859,207    $  6,859,207
                                                                  ============    ============


                                                 22

                                                                              SUPPLEMENTAL SCHEDULE 2


                   BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                   -----------------------------------------------------

                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                             FOR THE YEAR ENDED DECEMBER 31, 1994

- ------------------------------------------------------------------------------------------------------

           ISSUE                   TRADE TYPE    NO. OF TRADES         AMOUNT               LOSS
- ------------------------------------------------------------------------------------------------------

BERGEN BRUNSWIG FIXED FUND         Purchases          250            $70,754,840
                                   Sales              498              7,398,787


DIVERSIFIED EQUITY FUNDS:

   FIDELITY MAGELLAN               Purchases          551             59,138,019
   DIVERSIFIED EQUITY FUND         Sales              501              6,937,465         $ 222,186


   GEORGE PUTNAM FUND              Purchases          329             17,790,137
                                   Sales              330              2,700,098            56,879


MERRILL LYNCH RETIREMENT           Purchases          667             54,440,912
  PRESERVATION TRUST               Sales              510              9,588,398








                                               23

                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                        BERGEN BRUNSWIG PRE-TAX
                                        INVESTMENT RETIREMENT ACCOUNT



                                        by /s/    Neil F. Dimick
                                           ------------------------------------
                                                  Neil F. Dimick
                                                  Executive Vice President,
                                                  Chief Financial Officer,
                                                  Bergen Brunswig Corporation




June 19, 1995

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-32465 of Bergen Brunswig Corporation on Form S-8 of our report dated June 19, 1995 appearing in this Annual Report on Form 11-K of Bergen Brunswig Pre-Tax Investment Retirement Account for the year ended December 31, 1994.




/s/ Deloitte & Touche LLP
- ----------------------------
Costa Mesa, California
June 28, 1995






                                      25